File No. 70-10063

(As filed August 15, 2002)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM U-1
ON FORM U-1/A
APPLICATION/DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                        KeySpan New England, LLC
Brooklyn Union Gas Company                 EE Acquisition Company, Inc.
 and its subsidiary companies              EEG Acquisition Company, Inc.
KeySpan Energy Corporation                 Eastern Associated Securities Corp.
 and its subsidiary companies              Eastern Energy Systems Corp.
KeySpan Electric Services LLC              Eastern Rivermoor Company, Inc.
KeySpan Exploration & Production LLC       Eastern Urban Services, Inc.
KeySpan Technologies Inc.                  Mystic Steamship Corporation
KeySpan MHK, Inc. and its subsidiary       PCC Land Company, Inc.
 companies                                 Philadelphia Coke Co., Inc.
One MetroTech Center                       Water Products Group Incorporated
Brooklyn, New York  11201                  Western Associated Energy Corp.
KeySpan Gas East Corporation               c/o One MetroTech Center
KeySpan Generation LLC                     Brooklyn, New York  11201
KeySpan Corporate Services LLC             Boston Gas Company and its
KeySpan Utility Services LLC                subsidiary companies
Marquez Development Corp.                  Essex Gas Company and its subsidiary companies
Island Energy Services Company, Inc.       Colonial Gas Company and its
LILCO Energy Systems, Inc.                  subsidiary companies
c/o One MetroTech Center                   c/o One MetroTech Center
Brooklyn, New York  11201                  Brooklyn, New York  11201
KeySpan-Ravenswood LLC                     Midland Enterprises Inc., and its
KeySpan-Ravenswood Services Corp.           subsidiary companies
c/o One MetroTech Center                   c/o One MetroTech Center
Brooklyn, New York  11201                  Brooklyn, New York  11201
KeySpan Services, Inc., and its            ServicEdge Partners, Inc.
 subsidiary companies                      AMR Data Corporation
c/o One MetroTech Center                   c/o One MetroTech Center
Brooklyn, New York  11201                  Brooklyn, New York  11201
KeySpan Energy Trading Services LLC        EnergyNorth Natural Gas, Inc.
c/o One MetroTech Center                   Broken Bridge Corporation
Brooklyn, New York  11201                  EnergyNorth Realty, Inc
KeySpan Energy Supply LLC                  c/o One MetroTech Center
c/o One MetroTech Center                   Brooklyn, New York  11201
Brooklyn, New York  11201
 ______________________________________________________________________________
             (Name of companies filing this statement and addresses
                        of principal executive offices)

                 _____________KeySpan Corporation______________
       (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                            Executive Vice President
                               and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
               __________________________________________________
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                                2101 L Street, NW
                             Washington, D.C. 20037

AMENDMENT NO. 1 TO
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         This pre-effective Amendment No. 1 amends and restates in its entirety the Form U-1 Application/Declaration previously filed in this proceeding.

Item 1. Description of Proposed Transaction

A. Background

         By order dated November 8, 2000 in File No. 70-9699 (Holding Co. Rel. No. 27272) as corrected by an order dated December 1, 2000 (Holding Co. Rel. No. 27286) (collectively, the "Financing Order"), the Commission, based on the Application- Declaration on Form U-1/A filed in this proceeding on November 8, 2000 (as amended, the "Financing Application") authorized KeySpan Corporation ("KeySpan"), a registered holding company, and its Subsidiaries1 to engage in a program of external and intrasystem financings (including credit support arrangements), to organize and acquire the securities of specified types of entities (including exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")), to pay dividends out of capital or unearned surplus, and to engage in other financial and structural transactions from time to time through December 31, 2003 (the "Authorization Period").

         KeySpan registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises ("Eastern") and indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Commission by order dated November 7, 2000 (Holding Co. Act Rel. 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Rel. No. 27281). On May 29, 2002, the Commission issued an order approving KeySpan and Eastern's application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern and KeySpan New England, LLC ("KNE LLC"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity. Pursuant to the Conversion Order, as the surviving entity and successor-by-merger to
1  As described in the Financing Application, “Subsidiaries” means KeySpan’s direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries (as defined below), the Intermediate Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC formerly known as Eastern Enterprises) and KeySpan’s nonutility subsidiaries (“Nonutility Subsidiaries”). Eastern, KNE LLC (i) has succeeded to Eastern's ownership interests in Boston Gas, Essex Gas, Colonial Gas and ENGI (all of which are defined and described below) and the non-utility subsidiaries owned by Eastern, (ii) is successor of Eastern with respect to its commitments and authorizations set forth in the Financing Order and underlying applications and post-effective amendments; and (iii) is an exempt holding company pursuant to Section 3(a)(1) of the Act.

         KeySpan is a diversified public utility registered holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KED NY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KED LI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts to customers; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire. (KED NY, KED LI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries.") Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. EnergyNorth serves approximately 75,000 customers. KeySpan, through its Subsidiaries, engages in energy related non-utility activities as described in the Merger Order.

         Among other specific approvals granted in the Financing Order, the Commission authorized:

     1.   KeySpan, directly or indirectly through its affiliates or Subsidiaries, to invest up to 250% of KeySpan's consolidated retained earnings in EWGs and FUCOs ("EWG/FUCO Investment Approval");

     2.   KeySpan, subject to an aggregate amount of $5.1 billion (“Aggregate Financing Amount”) and other financing parameters set forth in the Financing Application and Financing Order, to (i) maintain existing financings, and (ii) issue and sell through the Authorization Period up to $1.5 billion of additional securities at any time outstanding (“Additional Financing Approval”);

      3.   the Utility Subsidiaries, to the extent not exempt under Rule 52, to issue, sell and have outstanding at any one time during the Authorization Period new debt securities with maturities of one year or less up to the amounts specified below (“Utility Short-Term Debt Amounts”)

            Utility Subsidiaries            Aggregate Principal Amount
            ____________________                  ($millions)
                                            __________________________

            KED NY                                        $250
            KED LI                                         185
            KeySpan Generation                              50
            Boston Gas                                     150
            Colonial Gas                                    75
            Essex Gas                                       20
            ENGI                                            35
                                                          ------
                                                          $765
     4.   KeySpan and the Subsidiaries to acquire the equity securities of one or more special-purpose subsidiaries organized solely to facilitate a financing and to guaranty the securities issued by such Financing Subsidiaries (as defined in Item 1.E below), to the extent not exempt pursuant to Rule 45(b) and Rule 52 (“Financing Subsidiary Approval”);

     5.   KeySpan to (i) maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support (“Guarantees”) with respect to the obligations of the Subsidiaries or which may be entered into or given prior to the completion of the Mergers including the Guarantees listed in Exhibit C to the Financing Application (see Exhibit J hereto) which were approximately $2 billion and (ii) enter into additional Guarantees (i.e., in addition to the existing Guarantees) up to an additional aggregate principal amount of $2 billion (not including the existing Guarantees at the time of the Mergers). Included in the Exhibit C Guarantees authorized by the Financing Order were a $13,000,000 guarantee and $12,000,000 guarantee KeySpan had provided to Hawkeye Construction, LLC (“Hawkeye”), a non-affiliate, pursuant to an agreement entered into in June 2000 prior to the Mergers.

         As further described below, KeySpan and the Subsidiaries now request the following modifications to the Financing Order authorizations with respect to the above-described approvals:

         1.   Modification of the EWG/FUCO Investment Approval to permit KeySpan, either directly or through its affiliates or Subsidiaries, to make aggregate investments (as defined in Rule 53) up to $2.2 billion dollars in EWGs and FUCOs during the Authorization Period. The proposed EWG/FUCO Investment Approval limit represents approximately 418% of KeySpan’s average consolidated retained earnings for the four quarterly periods ending March 31, 2002.

         2.   An increase of the Additional Financing Amount from $1.5 billion to $2.2 billion, and an increase in the Aggregate Financing Amount from $5.1 billion to $5.8 billion, during the Authorization Period.

         3.   An increase in the Utility Short-Term Debt Amounts during the Authorization Period from those identified above to the amounts set forth in Section 1.D below.

         4.   Modification of the Financing Subsidiary Approval to clarify that KeySpan, in addition to the Subsidiaries, can issue long term debt to such Financing Subsidiaries that may be subordinated to other long term debt issued by KeySpan from time to time.

         5.   Authorization to include within KeySpan’s existing Guarantee authority an additional guarantee obligation it has to Hawkeye under the June 2000 agreement which KeySpan inadvertently failed to include in the Financing Application.

         Except as stated in this application, KeySpan and the Subsidiaries are not seeking any other changes or modifications to the terms, conditions or limitations set forth in the Financing Application and approved or otherwise applicable under the Financing Order.

     B.  EWG and FUCO Investments

         In the Financing Order, the Commission authorized KeySpan, directly or indirectly through its affiliates and Subsidiaries, to have "aggregate investments" (as defined in Rule 53) in EWGs and FUCOs up to 250% of KeySpan's "consolidated retained earnings" (as defined in Rule 53). KeySpan requests that the Commission modify the EWG/FUCO Investment Approval by eliminating the requirement that such investments be capped at 250% of KeySpan's consolidated retained earnings and instead permit KeySpan, directly or indirectly through its affiliates or Subsidiaries, to make "aggregate investments" in existing and future EWGs and FUCOs through the Authorization Period of up to $2.2 billion. The proposed EWG/FUCO Investment Approval limit represents approximately 418% of KeySpan's average consolidated retained earnings for the four quarterly periods ending March 31, 2002.

         At March 31, 2002, the consolidated amount of KeySpan's anticipated or current aggregate investment in existing EWGs and FUCOs was as follows and which represents approximately 150% of KeySpan's average consolidated retained earnings of $525,588,000 for the quarterly period ending at March 31, 2002:

                         Entity                         Investment ($ millions)
                         ------                        -----------------------

KeySpan-Ravenswood LLC (EWG)                                    $548 2

Phoenix Natural Gas Limited and Finsa
Energeticos (FUCOs)                                               43 3

KeySpan-Glenwood Energy Center LLC (EWG)                         100 4

KeySpan-Port Jefferson Energy Center LLC
(EWG)                                                            100 5
                                                                 ----

                 Total                                           $791
         KeySpan-Ravenswood LLC ("KeySpan-Ravenswood"), a New York limited liability company and wholly-owned subsidiary of KeySpan, is an EWG pursuant to Section 32 of the Act. Keyspan-Ravenswood owns and/or leases and operates an approximately 2,210 megawatt electric generating facility located in Queens, New York ("Ravenswood Facility"). KeySpan-Ravenswood acquired the Ravenswood Facility from The Consolidated Edison Company of New York, Inc. ("Con Edison") in June of 1999 as part of Con Edison's divestiture of its generation assets.

2  Represents existing investment in KeySpan Ravenswood.

3  Id.

4  See footnote 7 infra.

5  The existing investments in each of KeySpan Glenwood and KeySpan Port Jefferson are currently less than the $100 million set forth above, however, the $100 million investment for each is an estimate based on current funding and projections of future investments in the projects.

KeySpan-Ravenswood sells energy, capacity and ancillary services at wholesale.6          Phoenix Natural Gas Limited ("Phoenix), a Northern Ireland company, is a FUCO pursuant to Section 33 of the Act. Phoenix owns and operates a natural gas distribution system located in Northern Ireland. KeySpan indirectly holds a 24.5% ownership interest in Phoenix.

         FINSA Energeticos, S. de R.L. de C.V. ("FINSA") is a Mexican company and a FUCO. FINSA owns a small gas distribution company in Mexico and is also involved in the development of generation and gas pipeline projects in Mexico. KeySpan indirectly holds a 50% interest in FINSA.

         KeySpan-Glenwood Energy Center LLC ("KeySpan-Glenwood"), a wholly owned, indirect subsidiary of KeySpan, is an EWG. KeySpan-Glenwood is the owner and operator of a 79.9 MW generating plant located on Long Island, New York. Construction of the plant began in January 2002 and KeySpan-Glenwood began making wholesale power sales from the plant on May 24, 2002.

         KeySpan-Port Jefferson Energy Center LLC ("KeySpan-Port Jefferson"), a wholly owned, indirect subsidiary of KeySpan, is an EWG. KeySpan-Port Jefferson is the owner and operator of a 79.9 MW generating plant located on Long Island, New York. Construction of the plant began in January 2002. The plant is expected to begin commercial operation in the summer of 2002.

         However, limiting KeySpan's direct and indirect investments in EWGs and FUCOs to 250% of consolidated retained earnings is insufficient to meet KeySpan's business plans with respect to planned investments in existing and future EWGs. (Planned investments are described below.) Accordingly, KeySpan requests that it directly, or through its affiliates and Subsidiaries, be permitted to make an aggregate investment up to $2.2 billion in EWGs and FUCOs during the Authorization Period. Tying the aggregate investment to a specified dollar amount rather than a percentage of consolidated retained earnings is consistent

6  KeySpan notes that KeySpan-Ravenswood, formerly known as KeySpan-Ravenswood, Inc. (“Ravenswood Inc.”) and organized as a New York corporation, was converted into a New York limited liability company. The conversion occurred on July 2, 2002 and was accomplished by KeySpan creating KeySpan-Ravenswood as newly formed, wholly-owned limited liability company and Ravenswood Inc. merging into KeySpan-Ravenswood with KeySpan-Ravenswood being the survivor. The transaction was only a nominal conversion of the KeySpan-Ravenswood’s corporate form and did not result in any substantive change in operations. Like Ravenwsood Inc., KeySpan-Ravenswood is an EWG and succeeded as the owner of Ravenswood Inc.‘s assets. Commission approval was not required for the transaction because KeySpan is authorized to acquire EWGs.

with EWG and FUCO investment authorizations that the Commission has granted to other registered holding companies.7 KeySpan asserts that the financial measures and indicators as well as the stringent project review procedures discussed below demonstrate that the financial integrity of the KeySpan system is superior to or substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53. The following is provided in support of KeySpan's request to modify the limitation on its EWG and FUCO investments.

         Planned Investments

         The principal reason for the requested increase in the amount of aggregate investments KeySpan can directly, or indirectly through its affiliates and Subsidiaries, make in EWGs and FUCOs is based on announced and unannounced intentions to either build new electric generation facilities through existing or newly formed EWG subsidiaries or to purchase existing EWGs or generating facilities from third parties through either auctions or direct negotiations. To date, KeySpan has announced plans to

         1.  Develop an additional 250 MW of generation at the site of KeySpan- Ravenswood, Inc.

         2.  Develop an approximately 250 MW generation project on Long Island, New York.

         3.  Develop, investing in or acquiring other generation facilities or EWGs or FUCOs as opportunities become available.

         KeySpan’s current or anticipated investments in existing EWGs and FUCOs equals approximately $790 million while planned investments in the Ravenswood expansion and the other 250 MW project on Long Island will be approximately $650 million; together the amounts of these existing or planned investments equal approximately $1.4 billion. The remaining balance of the approximately $800 million of the $2.2 billion requested herein is necessary to provide KeySpan with the flexibility to respond quickly in making future investments in appropriate EWG or FUCO opportunities.

         Opportunities to acquire or invest in EWG projects have been spurred by both federal and state regulatory bodies deregulation initiatives in the energy industry which, among other things, encourages or mandates utility divestiture and/or separation of distribution and transmission from generation. In addition, energy demand or competition in various markets provide attractive opportunities to build or acquire generation assets in these areas. As a result, KeySpan believes that the current cap on its EWG and FUCO investments in light of

7  See, e.g., Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001) (Permitted aggregate investment up to $2 billion); Dominion Resources, Inc., Holding Co. Act Rel No. 27485 (Dec. 28, 2001) (Permitted investments up to 100% of consolidated retained earnings plus $4.5 billion); FirstEnergy Corp., Holding Co. Act Rel. No. 27459 (Oct. 29, 2001) (Permitted investment up to $5 billion); Exelon Corporation, Holding Co. Act Rel. No. 27296 (Dec. 8, 2000) (Permitted aggregate investment up to $4 billion).

planned activities and future activities is insufficient to enable the Applicants to take advantage of industry-wide opportunities to construct or acquire generation assets. Removing a cap that is tied to retained earnings and instead authorizing KeySpan's aggregate investment authorization to a fixed dollar amount of $2.2 billion will provide KeySpan and its affiliates or Subsidiaries with the flexibility to compete more effectively in the EWG/FUCO generation business.

Capitalization and Other Financial Measures

         Increasing the aggregate investment amount in EWGs and FUCOs to up to $2.2 billion will not adversely affect the financial soundness of KeySpan’s holding company system nor will it be a risk to utility consumers. KeySpan and the Utility Subsidiaries are financially sound as indicated by such factors as debt/equity ratios, credit ratings and earning coverages. As required by the Financing Order, during the Authorization Period, KeySpan has committed to and maintains common equity that is at least 30% of its consolidated capitalization. Likewise, each of the Utility Subsidiary’s common equity has been and will be at least 30% of its respective capitalization. KeySpan and the Utility Subsidiaries will continue to adhere to these debt/equity ratio requirements if the EWG/FUCO investment limit is modified as requested herein. The debt ( including short-term debt) as a percentage of each of KeySpan’s and the Utility Subsidiaries’ consolidated capitalization, as of March 31, 2002, is as follows:

                                    Debt                      Equity
                                    ----                      ------

         KeySpan                    64.75%                    34.30%

         Essex Gas                  64.4.3%                   35.57%

         Colonial                   55.44%                    44.56%

         Boston Gas                 66.86%                    31.97%

         KeySpan Generation         58.86%                    41.14

         EnergyNorth                51.74%                    48.26%

         KED NY                     40.11%                    59.89%

         KED LI                     51.45%                    48.55%
         KeySpan and each of its Utility Subsidiaries that are rated have very positive investment grade long-term debt and/or corporate credit ratings from Moody’s and Standard and Poor’s. The ratings are as follows:

                                       Moody's           Standard and Poor's
                                       -------           -------------------

         KeySpan                        A3                     A
         KED LI                         A2                     A+
         KED NY                         A2                     A+
         KeySpan Generation             A3                     A

         Boston Gas                     A2                     A
         Colonial                       A2                     A
         Each company's ability to issue debt and equity securities in the future depends on their financial strength at the time such securities are issued, an indictor of which can be earnings coverage. KeySpan and the Utility Subsidiaries' earnings coverage are adequate for their financing requirements in the foreseeable future. For the three months ended March 31, 2002, the earnings coverage for KeySpan was 4.82; KED LI was 6.22; KED NY was 11.62; KeySpan Generation was 2.79; Boston Gas was 3.41; Colonial was 4.04; Essex was 3.50; and EnergyNorth was 2.89.

         Moreover, KeySpan's current investments in its operating EWGs and FUCOs have contributed positively to earnings. The income statements and balance sheet for KeySpan's current EWG and FUCO subsidiaries for the last 3 years and the quarter ended March 31, 2002 are set forth in Exhibit L hereto and demonstrate the overall success of these investments.8

         Also, the requested $2.2 billion aggregate investment in EWG and FUCOs would represent an acceptable commitment of KeySpan's consolidated capitalization for a company of its size based on various financial ratios. As of March 31, 2002, the proposed aggregate investment of up to $2.2 billion would equal approximately 28.2% of KeySpan's total capitalization, 48.0% of consolidated net utility plant, 18.5% of total consolidated assets, and 43.0% of the market value of KeySpan's outstanding common stock. The following chart illustrates how KeySpan's percentages compare to the percentages of the following companies using the same measurements when they recently received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements with respect to investments in EWGs and FUCOs:

   Company/EWG-                                                                                                   Market Value of
   FUCO Investment                        Consolidated            Consolidated            Consolidated            Outstanding
   Authorization                         Capitalization          Net Utility Plant        Total Assets            Common Stock                                                                                            Stock
   ---------------                       --------------          -----------------        ------------            -----------------

Dominion Resources
(100% of Retained Earnings
plus $4.5                                     25.0%                   36.0%                   18.0%                    39.0%
billion; approximately 470% of
Retained Earnings) 9

8  The financial statements do not reflect any revenue for KeySpan-Glenwood and KeySpan-Port Jefferson because, as noted above, KeySpan-Glenwood recently began operations in late May of 2002 and KeySpan-Port Jefferson is not expected to begin operations until July of 2002.

9  See Dominion Resources, Inc., supra, Holding Co. Act Rel. No. 27485.

Exelon ($4 billion) 10                        18.9%                   23.3%                    11.1%                   28.2%

FirstEnergy ($5 billion;                      25.0%                   35.7%                    12.8%                   58.8%
approximately 385% of Retained
Earnings)11

National Grid (252% of                        46.6%                    N/A                     33.0%                    7.8%
Consolidated Retained Earnings)12
                                              49.1%                   50.5%                    27.3%                   60.1%
Cinergy (100% of Retained
Earnings plus $2 billion)13

GPU (100% of Retained Earnings)14             24.9%                   34.2%                    19.4%                  49.8%

                                              21.0%                   19.0%                    14.0%                  30.0%
Allegheny Energy ($2 billion)15

Average                                       30.1%                   33.1%                    19.4%                  39.1%

KeySpan (Proposed $2.2 billion                28.6%                   48.0%                    18.5%                  45.0%
aggregate investment)
         This comparison demonstrates that KeySpan's request for aggregate investment authority of up to $2.2 billion in EWGs and FUCOs in each of the above categories falls within the previously approved range for consolidated capitalization,16 total assets17 and market values of stock18 and approximately 2% below the net utility plant accepted for Cinergy, approximately 12.0% above the net utility plant accepted for First Energy and only approximately 15.0% above the average for net utility plant. The fact that proposed investments up to
10  See Exelon Corporation, supra, Holding Co. Act Release No. 27296.

11  See FirstEnergy Corp., et al., supra, Holding Co. Act Release No. 27459.

12  See National Grid, Holding Co. Act Release No. 27154 (March 15, 2000).

13  See Cinergy Corporation, Holding Co. Act Rel. No. 27400 (May 18, 2001).

14  See GPU, Inc., supra, Holding Co. Act Release No. 26779.

15  Allegheny Energy, Inc., supra, Holding Co. Act Release No. 27486.

16  KeySpan is well below National Grid and Cinergy and within approximately 2% of the average.

17  KeySpan is below National Grid, Cinergy and GPU and within 1% of the average. 18  KeySpan is below FirstEnergy, Cinergy and GPU and within less than approximately 10% of the average.

$2.2 billion exceeds the range previously accepted by the Commission with respect to the percentage of net utility plant should not, in and of itself, cause concern because the other considerations and protections as described above and below will be in place that demonstrate that EWG and FUCO investments should not have a substantial adverse affect on the financial integrity of KeySpan's holding company system. Moreover, in comparing KeySpan's request for aggregate EWG/FUCO investments in terms of percentage of consolidated retained earnings (currently, approximate 418%) this is well within the range approved by the Commission for Dominion's EWG/FUCO investments (approximately 470% of retained earnings) and FirstEnergy (approximately 385% of retained earnings).

         Other financial indicators demonstrate that the increased level of aggregate investments in EWGs and FUCOs will not have an adverse effect on KeySpan's financial integrity. As set forth below, this can be demonstrated in several ways, including an analysis of historic trends in KeySpan's consolidated retained earnings and the market view of KeySpan's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by KeySpan or its Subsidiaries to finance investments in EWGs and FUCOs exceeding the 50% "consolidated retained earnings" limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the KeySpan system.

         Retained Earnings Growth. Over the past two years, KeySpan's consolidated retained earnings have grown. For the year ended December 31, 2000, they grew by 14.2%, and 13.93% for the year ended December 31, 2001.19          Earnings Per Share/Return on Equity Ratios. Other financial indicators show the financial strength of KeySpan. For example, KeySpan's diluted earnings per share before certain special charges and return on average equity were $2.53 and 11.8%, respectively, for the year ended December 31, 2001. For comparison purposes, the following table lists diluted earnings per share and return on average equity before extraordinary items for other peer group utilities:

Company 20                 Earnings Per Share 21     Return on Equity 22

AGL Resources                   $1.63                               13.8%

19  The retained earnings growth was before certain special charges.

20  See table in "Market View" section below for credit ratings of these companies.

21  Earnings per share are based on 2001 financial results before special charges and extraordinary items such as M&A acquisition and restructuring costs.

22  Return on equity is based on 2001 financial results before special charges and extraordinary items such as M&A acquisition and restructuring costs.

Consolidated Edison, Inc.       $3.22                               12.3%

Dominion Resources              $2.17                                7.1%

DTE Energy Co.                  $2.15                                7.7%

Energy East                     $1.61                               10.7%

Nisource, Inc.                  $1.03                                6.3%

Nstar                           ($0.05)                             -0.2%

Peoples Energy Corp.            $2.74                               12.3%

KeySpan                         $2.53                               11.7%
         Market View. The market's view of KeySpan's future growth and earnings is consistent with that of other peer group companies, based on such indicators as current price-earnings ratio and market-to-book ratios. In addition, the rating agencies consider KeySpan as having a highly favorable business risk profile. The table below shows Standard and Poor's business risk rating (1 is the highest and 10 is the lowest) for KeySpan and other peer group companies. Each of the measures reflected below indicate investor confidence in KeySpan and have been cited as favorable indicators in other orders the Commission has issued under Rule 53(c).

 Company                  Market to Book         Price/                S & P            Corporate Credit Ratings
                          Ratio 23               Earnings            Business
                                                 Ratio 24            Position             S&P             Moody's
                                                                                          ---             -------

AGL Resources                  1.8               14.2                   3                 A-               Baa2

Consolidated Edison, Inc.      1.6               13.4                   3                 A+               A2

Dominion Resources             1.9               13.1                   5               BBB+               Baa1

DTE Energy Co.                 1.5               11.7                   6               BBB+               Baa2

Energy East                    1.3               13.3                   3               BBB+               Baa2

23  Market to book ratios were calculated using daily average stock prices for the 3 month period March through May 2002.

24  Price/earnings ratios were calculated using daily average stock prices for the 3 month period March through May 2002.

Nisource, Inc.                 1.3               11.4                   4               BBB                       Baa3

Nstar                          1.8               13.4                   3                 A                          A2

Peoples Energy Corp.           1.6               14.2                   4                 A+                        A2

KeySpan                        1.6               13.5                   3                 A                          A3
         Investment Review Procedures          KeySpan has in place a number of formal project review procedures in order to evaluate various EWG or FUCO investments. Investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, and (iii) strategic fit within the KeySpan system.

         Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties. The economic viability analysis also examines construction risk, commercial risk and financial risk and appropriate methods by which to mitigate these risks such as through offtake contracts, construction contracts with appropriate levels of milestone dates and liquidated damages provisions applicable to the contract, and non-recourse financing. (These mitigation measures are described in further detail below.)

         Risk Mitigation Measures.

         Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of KeySpan’s investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing. With respect to foreign investments, KeySpan’s review also includes analysis of the economic stability of the country, the government’s commitment to private energy business, the extent to which there is a free market economy and the development of a local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and mitigating risk in appropriate cases by partnering with other entities.

         Operating Risk. KeySpan’s experience in competing in a non-regulated environment through its non-utility Subsidiaries enables KeySpan to anticipate and mitigate risks associated with EWGs and FUCOs. Due diligence review of operating assumptions relating to any project include an analysis of fuel supply and environmental effects by appropriate personnel with experience in the technology being evaluated, supplemented as appropriate by the use of outside technical consultants. Other operating risks may, as appropriate, be mitigated by equipment warranties and by casualty, business interruption, and other forms of insurance. Currently, operating risk is mitigated through the use of an experienced operations and maintenance management team. Such direct involvement enhances KeySpan’s ability to identify and address developing and existing problems on a timely basis.

         Construction Risk. To the extent issues regarding construction risks arise, such risks are commonly mitigated by a combination of fixed-price contracts, milestones and performance guarantees (e.g., guaranteed efficiencies, capacities and completion dates), backed by appropriate levels of liquidated damages. The creditworthiness and track record of the construction contractor is an important consideration in this regard.

         Commercial Risks. In a competitive market, prices are determined by the economic laws of supply and demand. Accordingly, the personnel of KeySpan’s applicable Subsidiaries regularly conduct extensive investigations of the markets in which particular projects operate. With respect to an EWG, KeySpan or the applicable Subsidiary seeks to ensure that the EWG will be capable of producing electricity at competitive prices in a non-regulated environment. Appropriate system personnel will also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG.

Financial Risks. KeySpan or its applicable Subsidiary will seek to mitigate the financial risks associated with any particular project in various ways. It will generally require sufficient quality in project contracts, creditworthy customers and merchant market participation that will allow a project to secure the maximum amount of permanent debt financing for the project that is available at reasonable cost. If non-recourse debt is chosen, such project will be secured solely by its assets, contracts and revenues, and creditors will have no ability to seek repayment upon default from KeySpan. This method of financing ensures that KeySpan’s exposure to any EWG or FUCO will be limited to the amount of its equity commitment, and that the Utility Subsidiaries will bear no risk of a project’s failure or financial distress. In addition to the non-recourse nature of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the project economics are heavily dependent on a long-term, fixed-price, “off-take” agreement with a third party, the project debt is typically designed to be of a similar term, with scheduled debt payments covered by fixed charges. On the other hand, where there is no long-term, fixed source of revenue, the amount of non-recourse debt financing would normally be smaller, so that financial risk is not increased by excessive debt levels.

         Interest Rate Risk. A specific financing risk is the potential variability of interest rates. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that KeySpan system companies may utilize would limit the impact that rising interest rates have on floating rate debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

         Legal Risks. Legal risks will be addressed by the active participation in contract development and careful review of any investment by legal counsel. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to property, and the obligations inherent in the financing arrangements.

         Strategic Fit. Finally, KeySpan is particularly sensitive to ensuring that its independent energy investments contribute to KeySpan’s overall strategic growth plan building upon KeySpan’s strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Moreover, KeySpan focuses its development efforts to technologies/industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Initially, at the conceptual stage in the assessment of a proposed project or acquisition, KeySpan or its applicable Subsidiary, will make a preliminary determination of whether the project is consistent with strategic initiatives and whether the project’s risks and rewards ratio will be acceptable. If deemed consistent with these objectives, then KeySpan’s or its applicable Subsidiary’s market assessment, project development, environmental and engineering personnel, supplemented by outside resources with expertise in areas such as legal finance and accounting (“Development Team”), are responsible for the preparation of a business concept document (“Pro Forma”) for the project. The Pro Forma must address at minimum the description of the business, a preliminary market assessment, a technical analysis, initial finance analysis, critical success factors, risks, estimated development costs, and exit strategies. Upon completion of the Pro Forma, the Development Team and the applicable KeySpan Subsidiary’s management review it and make a determination that the project is consistent with strategic objectives, and , given identified risks, has the requisite earnings potential to merit further review through detailed due diligence. The Development Team performs detailed project due diligence and risk assessment, using advisors, engineers, environmental consultants, accountants, tax advisors, attorneys, and investment bankers, as appropriate, to evaluate the project. The Pro Forma is then updated and a business case is developed. This business case, along with the results of the due diligence and risk assessment process performed in connection with the development of the business case, forms the basis upon which KeySpan or the applicable Subsidiary’s management approves of the proposed investment in the project. The business case is a comprehensive identification and analysis of the strategic, market, operational, and financial components of the project. In addition to an assessment of the project, it also identifies an exit strategy and initial project implementation steps. Its scope is driven by size, complexity and risk associated with the project. Upon completion of the business case, a summary of the findings as well as a recommendation on whether, and if so, how to proceed is presented to KeySpan or the applicable Subsidiary’s management. Upon approval, the investment will be assessed against pre-approved investment criteria to determine the level of additional approvals, if any, that may be required. Depending on the magnitude of the investment in a project, Board of Directors’ approval may be necessary. Thus, each potential investment must be reviewed and approved by a number of managers, senior officers and, as appropriate, the Board of Directors within the KeySpan System who focus their review not only on the questions of whether a particular project satisfies KeySpan’s investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving KeySpan’s long-term overall strategic objectives.

         Rule 53 Compliance

         KeySpan will continue to satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of registered holding companies in EWGs and FUCOs not exceed 50% of the holding company system's consolidated retained earnings.

         Moreover, under Rule 53(c)(2), KeySpan must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over one or more such Utility Subsidiaries to protect such public utility companies or such customers.

         The conclusion that the customers of the Utility Subsidiaries will not be adversely impacted by increased levels of investment is well-supported by the following:

         (a)  All of KeySpan's direct or indirect investments in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan further commits not to seek recovery in the retail rates of any Utility Subsidiary for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

         (b)  Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

         (c) KeySpan and its Subsidiaries will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by KeySpan through its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by KeySpan. KeySpan also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

         (d)  KeySpan believes that the state utility commission that regulate the Utility Subsidiaries are able to protect utility customers within their respective states.25

         (e)  In addition, KeySpan will provide the information required by Form U5S to permit the Commission to monitor the effect of KeySpan's EWG and FUCO investments on KeySpan's financial condition.

         (f)  Moreover, the NYPSC permits KeySpan to invest up to 50% of its capital in non-utility investments.26          Finally, none of the three conditions described in Rule 53 (b) exist. Specifically, (1) there has been no bankruptcy of any KeySpan Subsidiaries; (2) KeySpan's average consolidated retained earnings for the previous four quarters27 has not decreased by 10% from the average for the four quarters preceding that period; and (3) in the past fiscal year, KeySpan has not reported operating losses attributable to its direct or indirect investments in EWGs or FUCOs which exceeded 5% of its consolidated retained earnings.

         For the foregoing reasons and to enable KeySpan to compete effectively in the independent generation market, KeySpan hereby requests authorization, directly or indirectly through the Subsidiaries, partnerships or other corporate entities,
25  The New York Public Service Commission (“NYPSC”) regulates the New York Utility Subsidiaries, the Massachusetts Department of Telecommunications and Energy (“MDTE”) regulates the Massachusetts Utility Subsidiaries and the New Hampshire Public Utility Commission (“NHPUC”) regulates ENGI. Before approving the Financing Order, the Commission obtained letters from the NYPSC, MDTE and NHPUC assuring the Commission that they could adequately protect the customers of the respective Utility Subsidiaries operating in their jurisdictions with respect to the KeySpan systems proposed EWG and FUCO investments.

26  Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998) at p. 28 of Appendix A.

27  The previous four quarters referenced above are the four quarters ended December 31, 2001.

to make aggregate investments of up to $2.2 billion in EWGs and FUCOs through the Authorization Period.

         C.  Additional Financing Approval

         The Financing Order granted authorizations to engage in certain financing transactions during the Authorization Period described in Item I. C of the Financing Application, for which the specific terms and conditions were not yet known, and which may not be covered by Rule 52 of the Commission's regulations, without further prior approval from the Commission. (A description of the relevant financing authorizations contained in Item C of the Financing Application authorized by the Financing Order is set forth in Exhibit H hereto.) The Financing Application also set forth general terms applicable where appropriate to the financing transactions authorized by the Financing Application and entered into during the Authorization Period (the "Financing Parameters"). (The Financing Parameters contained in the Financing Application are set forth in Exhibit I hereto.)

         KeySpan requests that the Commission increase the Additional Financing Amount of $1.5 billion approved in the Financing Order to $2.2 billion in the aggregate during the Authorization Period. Although the proceeds of the entire Additional Financing Amount will be used as generally described in Item 8 of the Financing Parameters (see Exhibit I hereto), the increase of $700 million is a necessary corollary to ensure that KeySpan has flexibility with regard to its financing authority to obtain additional capital through debt or security issuances, as may be needed, to accommodate the EWG and FUCO investments up to the proposed $2.2 billion requested in Item 1.B above. KeySpan further requests that the Commission increase the Aggregate Financing Amount on existing and Additional Financing Amounts from $5.1 billion to $5.8 billion, to reflect the increase of $700 million in the Additional Financing Amount requested herein.28 KeySpan also requests authorization to issue long term debt securities (i) that may be convertible into or exchanged for KeySpan common stock and (ii) may have maturities ranging from one (1) year to fifty (50) years. KeySpan's issuance and sale of additional securities up to the $2.2 billion for the Additional Financing Amount, and $5.8 billion for the increase in the Aggregate Financing Amount, will be used for the financing transactions authorized in the Financing Application (see Exhibit H hereto), this proceeding or any other applicable Commission order or rules and will also be subject to the Financing Parameters (see Exhibit I hereto) as modified per the request above and any other applicable conditions, commitments or restrictions contained in the Financing

28  The $5.1 billion aggregate amount authorized in the Financing Order was comprised of (i) authority to maintain and refinance $3.6 billion of existing financings entered into before KeySpan registered as a holding company on November 8, 2000 as described the Financing Application (“Existing/ Refinancing Amount”) and (ii) the $1.5 billion of the Additional Financing Amount. KeySpan is not seeking any change herein with respect to the Existing/ Refinancing Amount.

Application, Financing Order or this proceeding that are applicable to such security issuances including but not limited to maintenance of KeySpan's common equity of at least 30% of its consolidated capitalization and each Utility Subsidiary's common equity of at least 30% of its capitalization.

     D.  Utility Subsidiary Financings

         In Item C.6 of the Financing Application, the following was described with respect to KeySpan's Utility Subsidiaries' financing of a portion of their operations on a stand-alone basis and independent of any credit support from KeySpan and the entry into Interest Rate Hedges subject to the same terms and conditions as those described in the Financing Application (see Section 4 of Exhibit H hereto) relating to KeySpan:

         ·Most financings undertaken by the Utility Subsidiaries are subject to the jurisdiction of the NYPSC, the MDTE or the NHPUC, as the case may be, each of which has regulatory jurisdiction over certain of the Utility Subsidiaries; therefore, the issue and sale of most securities by the Utility Subsidiaries will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by a Utility Subsidiary must be approved by the state utility commission with jurisdiction over such utility.

         · However, certain financings by the Utility Subsidiaries for which authorization is requested may be outside the scope of the Rule 52 exemption because they will not be subject to state commission approval. Specifically, (1) NYPSC approval is not required for the issuance by KED NY, KED LI and KeySpan Generation of indebtedness with maturities of one year or less, (2) the approval of the MDTE is not required for the issuance by Boston Gas, Colonial Gas, and Essex Gas of indebtedness with maturities of one year or less and (3) the approval of the NHPUC is not required for the issuance by ENGI of indebtedness with maturities of one year or less which in the aggregate do not exceed 10% of the net utility plant.

         Based on the foregoing in the Financing Application, through the Financing Order, the Commission authorized the Utility Subsidiaries to issue and sell from time to time during the Authorization Period, to the extent no exemption therefor is provided under Rule 52, additional debt securities with maturities of one year or less, up to the following Utility Short-Term Debt Amounts set forth in Item 1.A above. The Utility Subsidiaries hereby request that the Commission increase the Utility Short-Term Debt Amount during the Authorization Period to permit the
Utility Subsidiaries to issue such short-term debt up to the aggregate principal amounts and in accordance with the applicable Financing Parameters (see Exhibit I hereto):29

Utility Subsidiaries                     Aggregate Principal Amount ($ millions)
--------------------                     ---------------------------------------
KED NY                                                    $300
KED LI                                                     300
KeySpan Generation                                          75
Boston Gas                                                 500
Colonial Gas                                               125
Essex Gas                                                   25
ENGI                                                       125
                                                           ---
  Total                                                 $1,450
         For informational purposes, attached hereto as Exhibit K hereto is a quarterly projection of cash flows for each of the Utility Subsidiaries through December 31, 2003.

         In the Financing Order, the Commission also approved the Utility Money Pool (see Section 3 of Exhibit H hereto) but limited the amount each Utility Subsidiary could borrow at any one time during the authorization period to its applicable Utility Short-Term Debt Amount. The Utility Subsidiaries hereby request that the aggregate amounts that each Utility Subsidiary may borrow at any one time from the Utility Money Pool be increased to correspond to the aggregate amounts for each Utility Subsidiary set forth above. Except for the modification in borrowing amounts, no other change is requested for the Utility Money Pool as approved in the Financing Order.

         Any other future financings undertaken by the Utility Subsidiaries will be undertaken in compliance with applicable laws, rules and regulations including the Act and Rule 52.

    E.  Financing Subsidiaries

         In the Financing Order, the Commission authorized KeySpan and the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption (“Financing Subsidiaries”). The Financing Order approved the following requests contained in Item C.11 of the Financing Application:

29  In the Financing Order, the Commission also permitted the Utility Subsidiaries to engage in the following to the extent no exemption therefor is provided under Rule 52: (1) continue in effect the credit facilities set forth in Exhibit D of the Financing Application (a summary of which is in Exhibit A of the Financing Order) and to amend, renew, extend and/or replace such credit facilities; and (2) enter into Interest Rate Hedges subject to the same terms and conditions as those described in the Financing Application relating to KeySpan. The Utility Subsidiaries are not seeking any changes to this existing authority.

     1.    Authorization of these Financing Subsidiaries to issue such securities to third parties in the event such issuances are not exempt under Rule 52;

         2.    Authorization (a) to issue debentures or other evidences of indebtedness by any of the Subsidiaries to a Financing Subsidiary in return for the proceeds of the financing, (b) of the acquisition by any of the Subsidiaries of voting interests or equity securities issued by a Financing Subsidiary to establish any such Subsidiary’s ownership of a Financing Subsidiary (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (c) of the guarantee (both payment and performance) by KeySpan of such Financing Subsidiaries’ obligations in connection therewith;

     3.   Authorization of each of the Subsidiaries to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity; and

         4.   Any amounts issued by such Financing Subsidiaries to third parties pursuant to this authorization will be included in the overall external financing limitation authorized in the Financing Application for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included.

         KeySpan requests that the Commission modify the authorizations in the Financing Order regarding the Financing Subsidiaries to clarify the following: (i) with respect to item 1 above, authorization for such Financing Subsidiaries to issue preferred stock or other securities that are convertible into or exchangeable for KeySpan common stock; (ii) with respect to item 2(a) above, KeySpan, in addition to its Subsidiaries, has authority to issue debentures or other evidences of indebtedness to a Financing Subsidiary in return for the proceeds of the financing; (iii) with respect to item 2(b) above, KeySpan, in addition to its Subsidiaries, has authority to acquire voting interests or equity securities issued by a Financing Subsidiary to establish any such Subsidiary's ownership of a Financing Subsidiary (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity); (iv) with respect to item 3 above, KeySpan, in addition to each of the Subsidiaries, is authorized to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity; and (v) with respect to item 4 above, any amounts issued by such Financing Subsidiaries to third parties pursuant to this authorization will be included in the overall external financing limitation authorized in the Financing Application or this proceeding, as applicable, for the immediate parent of such financing entity.30          In addition, as described in Item 1.C.1.c of the Financing Application (see Section 1.c of Exhibit H hereto), the Financing Order authorized KeySpan to issue debt securities under the KeySpan Indenture. In connection with the clarifications requested above regarding KeySpan's actions in connection with Financing Subsidiaries, KeySpan requests that its authorizations pursuant to Item 1.C.1.c of the Financing Application be modified to include the following: (a) any securities issued by KeySpan will be unsecured and, except as set forth in item (b) below, unsubordinated obligations of KeySpan, and (b) debt securities issued only to a direct Financing Subsidiary of KeySpan may be subordinated debt of KeySpan and may be issued either pursuant to the KeySpan Indenture, a supplemental indenture entered into with a new trustee under the KeySpan Indenture or pursuant to a new indenture that will contain provisions substantially similar to those contained in the KeySpan Indenture. Other than the clarifications and authorizations requested above with respect to Item 1.C.1.c of the Financing Application, the authorization previously granted with regard to Item 1.C.1.c is unchanged.

    F.  Guarantees

         As more fully described in Section 2 of Exhibit H hereto, the Financing Order authorized KeySpan's request in the Financing Application to maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support ("Guarantees") with respect to the obligations of the Subsidiaries or which may be entered into or given prior to the completion of the Mergers including the Guarantees listed in Exhibit C to the Financing Application. (See Exhibit J hereto.) As stated in the Financing Application, at that time KeySpan had approximately $2 billion in Guarantees outstanding which were expected to remain in place following the Mergers.31 The Financing Order further authorized KeySpan to enter into additional Guarantees (i.e., in addition to the existing Guarantees), subject to the appropriate Financing Parameters, with respect to the obligations of the Subsidiaries as may be appropriate or necessary to enable such companies to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $2.0 billion outstanding at any one time (not taking into account obligations exempt under Rule 45).

         At the time it received the Guarantees authorizations, KeySpan contemplated that all of its existing Guarantees be included within the scope of the Financing Order.

30  The authorization sought herein with regard to KeySpan's proposed transactions with Financing Subsidiaries is the same as granted in Allegheny Energy, Inc., supra, Holding Co. Act Rel. No. 27486.

31  These Guarantees included both payment and performance guarantees.

         Nevertheless, in listing its existing Guarantees in Exhibit C of the Financing Application, KeySpan inadvertently failed to include certain of its contractual obligations to Hawkeye (formerly known as KeySpan Energy Construction, LLC), which existed prior to the Mergers pursuant to a written agreement, dated as of June 20, 2000 (the "Purchase Agreement"), regarding the sale of KeySpan's subsidiary then known as KeySpan Energy Construction, LLC ("KECL"). At the Purchase Agreement closing which occurred prior to the Mergers, all of KeySpan's ownership interests in KECL were transferred to WJH Equities, LLC, an unaffiliated entity. Subsequent to this transfer, KECL changed its name Hawkeye.

         The Purchase Agreement, provides, inter alia, that (i) KeySpan, through October 25, 2004, is obligated to make and execute guarantees of Hawkeye's debt to Hawkeye's lenders in an aggregate principal amount of up to $13,000,000 (the "$13,000,000 Guaranty"); and (ii) KeySpan, through October 25, 2004, is obligated take such steps (and provide such guarantees and assurances) as Hawkeye may require to enable it to obtain bonds (including payment, performance and completion bonds) as Hawkeye may deem necessary or desirable in connection with projects to be undertaken by Hawkeye up to a maximum in the aggregate of bonds totaling $60,000,000 in each calendar year (the "$60,000,000 Guaranty"). In addition, KeySpan is obligated to provide support for a line of credit issued to an affiliate of Hawkeye in an amount up to $12,000,000.

         In Exhibit C of the Financing Application (see Exhibit J hereto), KeySpan included its obligations to Hawkeye with respect to the $13,000,000 Guaranty and the $12,000,000 support for a line of credit. However, KeySpan inadvertently failed to include in its request the existing $60,000,000 Guaranty obligation to Hawkeye under the Purchase Agreement.

         Due to the fact that (i) KeySpan is bound by its agreement, dated as of June 20, 2000, with respect to certain obligations to provide guarantees to Hawkeye; (ii) KeySpan clearly intended that all of its existing guarantees be included within the scope of the Financing Order and indeed identified certain of the Hawkeye guarantees then outstanding; (iii) KeySpan failed to include the $60,000,000 Guaranty under the Purchase Agreement in its list of existing Guarantees merely due to an oversight; and (iv) Hawkeye has now requested that KeySpan provide support for surety bonds as contemplated in the Purchase Agreement, KeySpan requests that the Commission authorize KeySpan to make and provide such additional guarantees and assurances to Hawkeye up to an aggregate of $60,000,000 in any calendar year as set forth above. The $60,000,000 Guaranty will be included in the total dollar amount of Guarantees currently authorized by the Commission, therefore, KeySpan will in no event exceed its $2.0 billion limit on future Guarantees previously set by the Financing Order.

    G.  Filing of Certificates of Notification

         In the Financing Application, as authorized in the Financing Order, that, with respect to KeySpan, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and KeySpan. KeySpan requests the same reporting authorization for the transactions authorized under this proceding. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

         1.   The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale;

         2.   The total number of shares of common stock issued or issuable under options granted during the quarter under KeySpan’s dividend reinvestment plans or employee benefit plans, including any plans subsequently adopted;

         3.   If common stock of KeySpan has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

         4.   The name of the guarantor and of the beneficiary of any guarantied note or KeySpan Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty;

         5.   The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter;

         6.   The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52;

         7.   The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments;

         8.  The market-to-book ratio of KeySpan's common stock;

         9.   The name, parent company, and amount invested in any intermediate Subsidiary or Financing Subsidiary during the quarter;

         10.   A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing;

         11.   The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter;

         12.  The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter;

         13.  Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter;

         14.   A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of KeySpan on a consolidated basis and each Utility Subsidiary;

         15.   A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and

         16.   A computation in accordance with rule 53(a) setting forth KeySpan’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount remaining under the requested EWG/FUCO authority.

Item 2. Fees, Commissions and Expenses

         The fees, commissions and expenses incurred or to be incurred in connection with this application are estimated at $50,000 which are comprised of estimated fees of outside counsel and KeySpan Corporate Services LLC employees to prepare this application.

Item 3. Applicable Statutory Provisions

         Sections 6(a) and 7 of the Act are applicable to the issuance and sale of KeySpan's securities and the sale of securities by the Subsidiaries that are not exempt under Rule 52. Section 12(b) of the Act and Rule 45(a) are applicable to intra-system financings described herein. Sections 9(a)(1) and 10 of the Act are applicable to KeySpan's or any Subsidiary's or Intermediate Holding Company's acquisition of the securities permitted hereunder including those of any Financing Subsidiary. Sections 32 and 33 and Rule 53 are applicable to EWG and FUCO investments.

         To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         The transactions proposed herein are also subject to Rules 53 and 54.32 For the reasons stated in Item 1.B above, KeySpan and its Subsidiaries satisfy the requirements under Rule 53(c) to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

Item 4. Regulatory Approvals

         The NYPSC has jurisdiction over KED NY, KED LI, KeySpan-Ravenswood, Inc., and KeySpan Generation. KeySpan New York and KeySpan LI are subject to the NYPSC's full jurisdiction as New York utilities. KeySpan-Ravenswood, Inc. and KeySpan Generation are New York utilities but only subject to the NYPSC's lightened regulatory regime. In addition, the wholesale rates KeySpan-Ravenswood, Inc. and KeySpan Generation LLC charge are regulated by the FERC.

         Pursuant to New York Public Service Law ("PSL") section 69, the NYPSC has jurisdiction over the issuance of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than 12 months by utilities subject to its jurisdiction. In addition, PSL Section 110 provides the NYPSC with jurisdiction over the transactions between utilities subject to its jurisdiction and their affiliates and addresses the requirements to file certain affiliate

32  17 C.F.R.ss.ss.250.53 and 54.

contracts with the NYPSC and to charge prices that do not exceed reasonable costs for those services. Specifically, PSL Section 110.3 requires that management, construction, engineering, or similar contracts with affiliates must be filed with the NYPSC, for notice purposes, before service begins; however, prior NYPSC approval is not required. Furthermore, in NYPSC Case 97-M-0567, the NYPSC also approved a code of conduct for KeySpan which was designed to implement a number of customer protections relating to: (1) affiliate transactions and cost allocation; (2) personnel allocations and transfers; (3) access to books and records; (4) maintenance of the financial integrity; (5) diversion of management attention and potential conflicts of interest; (6) anti-competitive concerns; and (7) maintenance of customer service. Moreover, NYPSC Case 97-M-0567 requires that non-tariffed goods or services provided between a gas utility and its affiliate (other than another utility or service company) must be pursuant to a contract, which must be filed, for notice purposes, within 5 days of its execution. Therefore, certain of the transactions contemplated in this Application with respect to KeySpan's New York utilities may require NYPSC prior approval.

         The MDTE has jurisdiction over the issuance of securities by Boston Gas, Colonial Gas, and Essex Gas other than indebtedness with maturities of one year or less. The NHPUC has jurisdiction over the issuance of securities by ENGI, other than indebtedness with maturities of one year or less. In addition, Massachusetts General Laws chapter 164, Section 76A grants the MDTE general supervisory authority over the transactions between the utilities it regulates and their affiliates. The MDTE's regulations, 220 CMR 12.00, set forth "Standards of Conduct for Distribution Companies and Their Affiliates" which describe the type of transactions that may occur between utilities and their affiliates and the pricing of those transactions. Pursuant to Mass. 220 CMR, Section 12.04(4), non-tariffed transactions between gas distribution companies and other affiliates involved in competitive services must be filed annually. Therefore, certain of the transactions contemplated under this Application with respect to the Massachusetts utilities may require prior MDTE approval.

         The NHPUC has general jurisdiction over contracts or arrangements between utilities and affiliated entities where the consideration exceeds $500. All affiliate contracts or arrangements must be filed with the NHPUC, for notice purposes, within ten days of their execution. RSA 366:3. Contracts and arrangements between utilities and affiliated entities are subject to investigation by the NHPUC for reasonableness. RSA 366:5. The NHPUC has jurisdiction over the issuance and sale of utility stock, bonds, notes and other evidence of indebtedness payable in more than 12 months. RSA 369:1, et seq. Pursuant to rules adopted by the NHPUC, New Hampshire utilities must seek approval of the commission to issue or renew short-term notes, bonds or other evidence of indebtedness payable in less than 12 months if the short-term debt exceeds 10% of the utility's net fixed plant. RSA 369:7 and N.H. Admin. R., Puc 507.08 (rule applicable to gas service). Therefore, certain of the transactions contemplated under this Application with respect to ENGI may require prior NHPUC approval.

         Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5. Procedure

         The Commission is respectfully requested to issue and publish the requisite notice under Rule 23, with respect to this application as soon as practicable.

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of these proposed transactions. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective. KeySpan requests that the Commission issue an supplemental order to the Financing Order approving the modifications requested herein by July 31, 2002.

Item 6. Exhibits and Financial Statements

A.    Exhibits
         A        None

         B        None

         C        Registration Statement on Form S-3 dated February 14, 2002 (Filed with the Commission in File No. 333-82230 and incorporated by reference herein)

         D        None

         E        None

         F-1      Opinion of Counsel (To be filed by amendment)

         F-2      Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

         G        Form of Federal Register Notice (Previously filed)

         H.       Financing Authorizations in the Financing Application

         I.       Financing Parameters

         J.       Exhibit C to the Financing Application (Incorporated by reference to

                  Exhibit C of the KeySpan’s Form U-1/A Application/Declaration

                  under the Act Filed with the Commission on November 8, 2000, File No. 70-9699)

         K.       Quarterly Projection of Cash Flows for each of the Utility Subsidiaries through December 31, 2003 (Filed with the Commission, on a confidential basis, in paper format on Form SE)

         L.       EWG/FUCO Income Statements and Balance Sheets (Filed with the
                  Commission, on a confidential basis, in paper format on Form SE)
B.  Financial Statements

FS-1 KeySpan Consolidated Balance Sheet as of March 31, 2002. (Incorporated herein by reference to KeySpan’s Quarterly Report on Form 10-Q for the period ended March 31, 2002, File No. 1-14161)

FS-2 KeySpan Consolidated Statement of Income for the twelve (12) months ended March 31, 2002. (Incorporated herein by reference to KeySpan’s Quarterly Report on Form 10-Q for the period ended March 31, 2002, File No. 1-14161)

Item 7.      Information as to Environmental Effects

         None of the matters that are the subject of this application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this application will not result in changes in the operation of KeySpan or its Subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

SIGNATURE          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.

                                          KEYSPAN CORPORATION

                                          __________/s/________________
                                          Steven Zelkowitz
                                          Executive Vice President and General
                                          Counsel